AGREEMENT

BETWEEN:

Canagen Pharmaceuticals Inc.
Building 152, 11782 River Rd.
Richmond, B.C. V6X 1Z7 (Hereinafter referred to as "Canagen")

AND

ALDA Pharmaceuticals Corp.
1518 – 1030 West Georgia Street
Vancouver, BC V6E 2Y3 (Hereinafter referred to as "ALDA")

WHEREAS:

1. Canagen has developed Pedia-Safe POLYVITAMIN DROPS ("Pedia-Safe") a liquid multivitamin formulation developed for expectant and breast-feeding mothers, infants and children up to 9 years of age, which is registered for sale in Canada under Health Canada's Natural Health Products Regulations, with the issuance of Natural Product Number 80026139; and
2. ALDA wishes to acquire Pedia-Safe and the concomitant global sales and marketing rights to the product, excluding China and India; and
3. Pedia-Safe has a fair market value of $340,000, based on the actual research, development & commercialization costs, plus a fair return on investment.

NOW THEREFORE, the parties to this Agreement irrevocably agree to the following:

1. ALDA shall, upon signing of this Agreement, acquire Pedia-Safe and the concomitant global sales and marketing rights to the product, excluding China and India, which Canagen shall irrevocably own; for a consideration of Common Shares of ALDA based on Canagen's asking price of $340,000 ("the Acquisition").
2. The price of the Common Shares to be issued to Canagen for the Acquisition will be at the Discounted Market Price as defined in the policies of the TSX-Venture Exchange ('the Exchange") or at such other price that is agreed to by ALDA and Canagen
3. Canagen has the right to have the Common Shares issued directly to third parties designated by Canagen.
4. The Acquisition will be subject to the approval of the Exchange.
5. This Agreement supersedes any and all previous written and verbal agreements between the parties and represents the final understanding between the parties hereto.

WSA

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6. This Agreement shall be interpreted and construed under the laws of the Province of British Columbia.

7. This Agreement contains a total of two pages.

IN ACCEPTANCE of the terms and conditions laid out in this Agreement, the parties to this agreement confirm their respective signatures below, this_________ day of April, 2012.

For and on behalf of Canagen Pharmaceuticals Inc. Mahmoud S. Aziz President & CEO	For and on behalf of ALDA Pharmaceuticals Corp. Terrance Owen President & CEO